EXHIBIT 99.1

TransAlta Announces Closing of $350 Million Bought Deal Offering of Common Shares

CALGARY, Alberta, June 09, 2026 (GLOBE NEWSWIRE) --

TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) is pleased to announce that it has closed its previously announced bought deal offering (the Offering) of common shares.

Pursuant to the Offering, TransAlta issued a total of 18,230,000 common shares (the Offered Shares) at a price of $19.20 per share (the Offering Price) for total gross proceeds of approximately $350 million.

The Offered Shares were offered and sold through a syndicate of underwriters led by CIBC Capital Markets and RBC Capital Markets.

TransAlta intends to use the net proceeds of the Offering to fund the cash purchase price of its previously announced acquisition (the Acquisition) of two new natural gas-fired peaking facilities totaling 318 MW near Denver, Colorado. The Acquisition is expected to close early in the fourth quarter of 2026, subject to the satisfaction of certain closing conditions, including receipt of regulatory approvals.

The underwriters also have an option to purchase up to an additional 2,734,500 common shares at the Offering Price, exercisable for a period of 30 days following the closing of the Offering, for potential additional gross proceeds to TransAlta of approximately $52,502,400.

If the Acquisition is not completed, the Company intends to use the net proceeds from the Offering to finance future growth opportunities including acquisitions, finance its capital development expenditures, reduce its outstanding indebtedness or for other general corporate purposes.

For additional information regarding the Acquisition and the Offering, refer to the Company’s news release dated June 3, 2026, available under TransAlta’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TransAlta.

About TransAlta Corporation

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the U.S. and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

Cautionary Statement Regarding Forward-Looking Information

This news release includes “forward-looking information,” within the meaning of applicable Canadian securities laws, and “forward-looking statements,” within the meaning of applicable U.S. securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast”, “potential”, “future”, “outlook”, “strategy”, “continue” or other similar words or expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements pertaining to, without limitation, the expected use of the net proceeds of the Offering and the terms and expected closing date of the Acquisition.

The forward-looking statements contained herein are based on certain assumptions that TransAlta has made as at the date of this news release regarding, among other things: the satisfaction of the conditions to closing of the Acquisition in a timely manner, including receipt of all necessary approvals; and that the Acquisition will be completed on terms consistent with management’s current expectations; no significant changes to applicable laws and regulations; and no material changes to international trade laws, regulations, agreements, treaties, taxes, tariffs, duties or policies of Canada, the U.S. or other countries.

Although TransAlta believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including those described in our MD&A for the three months ended March 31, 2026 and our MD&A for the year ended December 31, 2025.

All forward-looking statements contained in this news release are expressly qualified by this cautionary statement. TransAlta does not undertake any obligation to update or revise any forward-looking statements contained herein, except as may be required by applicable laws.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com